PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : f/D1 : 421/6-7-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a notice of dividend declaration.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- A notice of dividend declaration

PUBLIC POWER CORPORATION S.A.
30 Chalcocondyli street, Athens
(S.A. registration No:47829/06/B/00/2)

ANNOUNCEMENT
PAYMENT OF DIVIDEND FOR THE FISCAL YEAR 2004

The **PUBLIC POWER CORPORATION S.A.** announced that, in accordance with the decision of the 3rd Annual Meeting of Shareholders of 6/6/2005, the dividend for the fiscal year 2004 amounts to Euro 0.90 (ninety cents) per share. Shareholders of record as at the end of the Athens Stock Exchange meeting on 6/6/2005 are entitled to such dividend. As of 7/6/2005, the shares of the Corporation are traded on the Athens Stock Exchange with no rights to the dividend on profits for the fiscal year 2004.

Payment of the dividend is to commence on 15 July 2005 through the authorized users of the beneficiaries shareholders (Securities Companies and Banks) and is to be effected until 14 July 2006 by Piraeus Bank. After this period the dividend will be paid from the Corporation.

For further information, shareholders may contact the Corporation's Investor Relations Office or Piraeus Bank, Athens (tel. No. 210/3335391).

Athens, 6-7-2005

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : ΓΔΓ 421 / 6-7-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a notice of dividend declaration.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- A notice of dividend declaration

PUBLIC POWER CORPORATION S.A.
30 Chalcocondyli street, Athens
(S.A. registration No:47829/06/B/00/2)

ANNOUNCEMENT
PAYMENT OF DIVIDEND FOR THE FISCAL YEAR 2004

The **PUBLIC POWER CORPORATION S.A.** announced that, in accordance with the decision of the 3rd Annual Meeting of Shareholders of 6/6/2005, the dividend for the fiscal year 2004 amounts to Euro 0.90 (ninety cents) per share. Shareholders of record as at the end of the Athens Stock Exchange meeting on 6/6/2005 are entitled to such dividend. As of 7/6/2005, the shares of the Corporation are traded on the Athens Stock Exchange with no rights to the dividend on profits for the fiscal year 2004.

Payment of the dividend is to commence on 15 July 2005 through the authorized users of the beneficiaries shareholders (Securities Companies and Banks) and is to be effected until 14 July 2006 by Piraeus Bank. After this period the dividend will be paid from the Corporation.

For further information, shareholders may contact the Corporation's Investor Relations Office or Piraeus Bank, Athens (tel. No. 210/3335391).

Athens, 6-7-2005